                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549
                                 _____________

                                 SCHEDULE 13E-3


                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)


                       ALZA TTS RESEARCH PARTNERS, LTD.
--------------------------------------------------------------------------------
                             (Name of the Issuer)


               ALZA DEVELOPMENT CORPORATION and ALZA CORPORATION
--------------------------------------------------------------------------------
                     (Name of Person(s) Filing Statement)


                     Class A Limited Partnership Interests
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                Not Applicable
--------------------------------------------------------------------------------
                     (CUSIP Number of Class of Securities)


David R. Hoffmann                                      Bruce C. Cozadd
President                                              Senior Vice President and
ALZA Development Corporation                           Chief Financial Officer
950 Page Mill Road                                     ALZA Corporation
P.O. Box 10950                                         950 Page Mill Road
Palo Alto, CA  94303-0802                              P.O. Box 10950
(650) 494-5300                                         Palo Alto, CA  94303-0802
                                                       (650) 494-5000
--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)


This statement is filed in connection with (check the appropriate box):
        (a) [_] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

        (b) [_] The filing of a registration statement under the Securities Act of 1933.

        (c)  [_]  A tender offer.

        (d)  [X]  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [_]

                           Calculation of Filing Fee
--------------------------------------------------------------------------------
Transaction Valuation/1/:  $91,176,592.48      Amount of Filing Fee/2/:  $18,236
--------------------------------------------------------------------------------

------------------

       /1/ For purposes of calculating the filing fee only. This calculation is based upon the purchase price of $91,176,592.48 million for all issued and outstanding limited partnership interests to be acquired pursuant to this transaction.

       /2/ The amount of the filing fee, calculated in accordance with Rule
0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of cash to be paid by the general partner of ALZA TTS Research Partners, Ltd. for such limited partnership interests.


[_]    Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.


Amount previously paid:                       Filing party:
                       -------------------                 -------------------

Form or registration no.:                     Date filed:
                         -----------------                --------------------


       Instruction. Eight copies of this statement, including all exhibits, should be filed with the Commission.

INTRODUCTION.
------------

     This Schedule 13E-3 Transaction Statement (the "Statement") relates to the exercise by ALZA Development Corporation, a California corporation ("ADC"), of its option to purchase all issued and outstanding limited partnership interests of ALZA TTS Research Partners, Ltd., a California limited partnership (the "Issuer"). ADC is the general partner of the Issuer (referred to herein, in such capacity, as the "General Partner") and a wholly owned subsidiary of ALZA Corporation, a Delaware corporation ("ALZA"). This Statement is being filed by ALZA and ADC. Notwithstanding this Statement, ALZA and ADC disclaim application of Rule 13e-3 under the Securities Exchange Act of 1934, as amended, to the transaction described herein.

Item 1.  Issuer and Class of Security Subject to the Transaction.
----------------------------------------------------------------

     (a) The issuer of the class of equity security which is the subject of this filing and the address of its principal executive offices is:

                    ALZA TTS Research Partners, Ltd.
                    c/o ALZA Development Corporation
                    950 Page Mill Road
                    P.O. Box 10950
                    Palo Alto, California 94303-0802

     (b) The exact title of the class of security which is the subject of this filing is the Class A Limited Partnership Interests of ALZA TTS Research Partners, Ltd. As of March 31, 1998 (the most recent practicable date), there were (i) 3,200 Class A Limited Partnership Interests (the "Class A Limited Partnership Interests") and (ii) one Class B Limited Partnership Interest (the "Class B Limited Partnership Interest" and collectively with the Class A Limited Partnership Interests, the "Limited Partnership Interests") issued and outstanding. As of March 31, 1998 (the most recent practicable date), there were approximately 1,972 holders of record of Class A Limited Partnership Interests and one holder of record of the Class B Limited Partnership Interest. The rights of the Class A Limited Partnership Interests and the Class B Limited Partnership Interest are the same except that the holder of the Class B Limited Partnership Interest has a right to consult with ADC with respect to certain matters.

     (c) There is no established trading market for the Limited Partnership Interests.

     (d) The Issuer has not paid any dividends on the Limited Partnership Interests in the past two years, except for distributions made to the holders of

          Limited Partnership Interests pursuant to the terms of the Agreement of Limited Partnership, as amended (the "Limited Partnership Agreement"), by and among the General Partner and the limited partners of the Issuer (the "Limited Partners"). For information with respect to distributions made by the Issuer in the past two fiscal years, see
          Item 3 below.

     (e)  Not applicable.

     (f)  Not applicable.

Item 2.  Identity and Background.
--------------------------------

     The Statement is being filed by ADC and ALZA. ADC is the general partner of the Issuer and a wholly owned subsidiary of ALZA.


     ALZA's principal business is the development and commercialization of pharmaceutical products. ALZA is incorporated in the State of Delaware and the address of its principal executive offices is 950 Page Mill Road, P.O. Box 10950, Palo Alto, CA 94303-0802.

     ADC's principal business is acting as general partner of the Issuer. ADC is incorporated in the State of California and the address of its principal executive offices is 950 Page Mill Road, P.O. Box 10950, Palo Alto, CA 94303-0802.

     During the last five years, neither ALZA nor ADC has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither ALZA nor ADC has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.


Information with Respect to Executive Officers and Directors of ALZA.
--------------------------------------------------------------------


Name:  Dr. Ernest Mario (Chairman and Chief Executive Officer)
Business Address:  950 Page Mill Road, Palo Alto, CA  94304
Principal Occupation:  Chief Executive Officer of ALZA
Criminal Convictions During Proceeding Five Years:  None
Judgments, Decrees or Orders Under Federal or State Securities Laws During Preceding Five Years: None
Citizenship:  United States of America

Name:  William G. Davis (Director)
Business Address: 3532 Bay Road, South Drive, Indianapolis, IN 49240 Principal Occupation: Independent Business Consultant
Criminal Convictions During Proceeding Five Years:  None
Judgments, Decrees or Orders Under Federal or State Securities Laws During Preceding Five Years: None
Citizenship:  United States of America


Name:  Dr. William R. Brody (Director)
Business Address:  3400 North Charles Street, 242 Garland Hall, Baltimore, MD
21218
Principal Occupation: President of The John Hopkins University (from 1996 to present); Provost of The University of Minnesota Academic Health Center (from 1994 to 1996); and Martin Donner Professor and Director of the Department of Radiology at The John Hopkins University (from 1987 to 1994)
Criminal Convictions During Proceeding Five Years:  None
Judgments, Decrees or Orders Under Federal or State Securities Laws
During Preceding Five Years:  None
Citizenship:  United States of America


Name:  Robert J. Glaser, M.D. (Director)
Business Address:  1 Elm Place, Atherton, CA  94027
Principal Occupation:  Director (retired) for Medical Science and Trustee of the
        Lucille P. Markey Charitable Trust
Criminal Convictions During Proceeding Five Years:  None
Judgments, Decrees or Orders Under Federal or State Securities Laws
During Preceding Five Years:  None
Citizenship:  United States of America

Name:  Dean O. Morton (Director)
Business Address:  3200 Hillview Avenue, Palo Alto, CA  94304
Principal Occupation:  Executive Vice President and Chief Operating Officer
        (Retired in 1992) of Hewlett-Packard Corporation
Criminal Convictions During Proceeding Five Years:  None
Judgments, Decrees or Orders Under Federal or State Securities Laws
During Preceding Five Years:  None
Citizenship:  United States of America


Name:  Denise M. O'Leary (Director)
Business Address:  c/o Vivra, Inc., 1850 Gateway Drive, Suite 5000, San Mateo,
        CA  94404
Principal Occupation:  Special Limited Partner with Menlo Ventures
Criminal Convictions During Proceeding Five Years:  None
Judgments, Decrees or Orders Under Federal or State Securities Laws
During Preceding Five Years:  None
Citizenship:  United States of America


Name:  Isaac Stein (Director)
Business Address: 525 University Avenue, Suite 700, Palo Alto, CA 94301 Principal Occupation: President of Waverley Associates, Inc.
Criminal Convictions During Proceeding Five Years:  None
Judgments, Decrees or Orders Under Federal or State Securities Laws During Preceding Five Years: None
Citizenship:  United States of America


Name:  Julian N. Stern (Director and Secretary)
Business Address: 525 University Avenue, Suite 1100, Palo Alto, CA 94301 Principal Occupation: Partner of Heller Ehrman White & McAuliffe
Criminal Convictions During Proceeding Five Years:  None
Judgments, Decrees or Orders Under Federal or State Securities Laws
During Preceding Five Years:  None
Citizenship:  United States of America

Name:  James Butler (Senior Vice President of Sales and Marketing)
Business Address:  950 Page Mill Road, Palo Alto, CA  94304
Principal Occupation: Senior Vice President of Sales and Marketing of ALZA Criminal Convictions During Proceeding Five Years: None
Judgments, Decrees or Orders Under Federal or State Securities Laws
During Preceding Five Years:  None
Citizenship:  United States of America


Name: Bruce C. Cozadd (Senior Vice President and Chief Financial Officer) Business Address: 950 Page Mill Road, Palo Alto, CA 94304
Principal Occupation: Senior Vice President and Chief Financial Officer of ALZA Criminal Convictions During Proceeding Five Years: None
Judgments, Decrees or Orders Under Federal or State Securities Laws
During Preceding Five Years:  None
Citizenship:  United States of America


Name:  Harold Fethe (Vice President of Human Resources)
Business Address:  950 Page Mill Road, Palo Alto, CA  94304
Principal Occupation:  Vice President of Human Resources of ALZA
Criminal Convictions During Proceeding Five Years:  None
Judgments, Decrees or Orders Under Federal or State Securities Laws During Preceding Five Years: None
Citizenship:  United States of America


Name: Dr. Gary V. Fulscher (Senior Vice President of Commercial Services) Business Address: 950 Page Mill Road, Palo Alto, CA 94304
Principal Occupation: Senior Vice President of Commercial Services of ALZA Criminal Convictions During Proceeding Five Years: None
Judgments, Decrees or Orders Under Federal or State Securities Laws
During Preceding Five Years:  None
Citizenship:  United States of America

Name: Dr. Samuel R. Saks (Senior Vice President of Medical Affairs) Business Address: 950 Page Mill Road, Palo Alto, CA 94304
Principal Occupation: Senior Vice President of Medical Affairs of ALZA Criminal Convictions During Proceeding Five Years: None
Judgments, Decrees or Orders Under Federal or State Securities Laws During Preceding Five Years: None
Citizenship:  United States of America


Name: Peter D. Staple (Senior Vice President and General Counsel) Business Address: 950 Page Mill Road, Palo Alto, CA 94304
Principal Occupation: Senior Vice President and General Counsel of ALZA Criminal Convictions During Proceeding Five Years: None
Judgments, Decrees or Orders Under Federal or State Securities Laws During Preceding Five Years: None
Citizenship:  United States of America


Name:  Dr. Felix Theeuwes (President of New Ventures)
Business Address:  950 Page Mill Road, Palo Alto, CA  94304
Principal Occupation:  President of New Ventures of ALZA
Criminal Convictions During Proceeding Five Years:  None
Judgments, Decrees or Orders Under Federal or State Securities Laws During Preceding Five Years: None
Citizenship:  Belgium


Name:  Janne Wissel (Senior Vice President of Operations)
Business Address: 950 Page Mill Road, Palo Alto, CA  94304
Principal Occupation: Senior Vice President of Operations of ALZA Criminal Convictions During Proceeding Five Years: None
Judgments, Decrees or Orders Under Federal or State Securities Laws During Preceding Five Years: None
Citizenship:  United States of America

Name: Dr. James W. Young (Senior Vice President of Research and Development) Business Address: 950 Page Mill Road, Palo Alto, CA 94304
Principal Occupation: Senior Vice President of Research and Development of ALZA Criminal Convictions During Proceeding Five Years: None
Judgments, Decrees or Orders Under Federal or State Securities Laws
During Preceding Five Years:  None
Citizenship:  United States of America


Information with Respect to Executive Officers and Directors of ADC.
-------------------------------------------------------------------


Name:  David R. Hoffmann (President, Chief Financial Officer, Secretary and
        Director)
Business Address:  950 Page Mill Road, Palo Alto, CA  94304
Principal Occupation:  Vice President and Treasurer of ALZA
Criminal Convictions During Proceeding Five Years:  None
Judgments, Decrees or Orders Under Federal or State Securities Laws
During Preceding Five Years:  None
Citizenship:  United States of America


Name:  Robert M. Myers (Vice President and Director)
Business Address: 950 Page Mill Road, Palo Alto, CA  94304
Principal Occupation: Vice President, Commercial Development of ALZA Criminal Convictions During Proceeding Five Years: None
Judgments, Decrees or Orders Under Federal or State Securities Laws During Preceding Five Years: None
Citizenship:  United States of America


Name:  Dr. James W. Young (Vice President and Director)
Business Address: 950 Page Mill Road, Palo Alto, CA  94304
Principal Occupation: Senior Vice President, Research and Development of ALZA Criminal Convictions During Proceeding Five Years: None
Judgments, Decrees or Orders Under Federal or State Securities Laws
During Preceding Five Years:  None
Citizenship:  United States of America

Item 3.  Past Contacts, Transactions or Negotiations.
----------------------------------------------------

     (a) (1) The nature and approximate amount in dollars of any transaction which has occurred since the commencement of the Issuer's second full fiscal year preceding the date of this Statement between ALZA and ADC on one hand and the Issuer on the other hand are as follows:

               As part of its initial organization and funding, the Issuer granted ALZA an option (the "License Option") to acquire a license for any or all of the products (the "Issuer Products") for which development was funded by the Issuer under its Research and Development Agreement with ALZA. In 1990, ALZA exercised its License Option for two Issuer Products: (i) a transdermal fentanyl product sold in the United States under the name Duragesic(R) and (ii) a transdermal testosterone product sold under the name Testoderm(R). Under each license, ALZA makes payments to the Issuer based on ALZA's and its affiliates' and sublicensees' sales of the licensed product. ALZA paid the Issuer $2,644,646, $8,776,814 and $6,265,401 for the three months ended March 31, 1998 and the years ended December 31, 1997 and December 31, 1996, respectively, of which approximately 97.5%, 95% and 96% were attributed to Duragesic(R) for the three months ended March 31, 1998 and fiscal 1997 and 1996, respectively.

               The administrative, accounting, contract management and record keeping services required by the Issuer have been provided in the past and are currently being provided by ALZA and are billed to the Issuer at ALZA's standard administrative services rate. The Issuer paid ALZA $18,835, $105,512 and $86,548 for the three months ended March 31, 1998 and the years ended December 31, 1997 and December 31, 1996, respectively.

          (2) On November 20, 1997, PharmaInvest, L.L.C. ("PharmaInvest") on behalf of Pharmaceutical Royalties L.L.C., Pharmaceutical Royalty Investments Ltd. and Pharmaceutical Partners L.L.C. ("Pharmaceutical Partners") made an unsolicited tender offer (the "Tender Offer") to purchase up to 1,400 Class A Limited Partnership Interests, representing approximately 44% of the total outstanding Class A Limited Partnership Interests, for cash consideration per Class A Limited Partnership Interest of $12,000. In response to the Tender Offer, the General Partner filed a Schedule 14D-9 (the "Schedule 14D-9") with the Securities and Exchange Commission (the "Commission"), in which the General Partner expressed no opinion with respect to the Tender Offer to the holders of the Class A Limited Partnership Interests and stated that the General Partner would remain neutral as to whether the Limited Partners should tender or refrain from tendering their Class A Limited Partnership Interests. In its letter to the Limited Partners advising them of its neutrality with respect to the Tender Offer, the General Partner drew the attention of the Limited Partners to certain facts, including, (i) the dates on which ALZA's exclusive rights with respect to Duragesic(R) and Testoderm(R) were scheduled to expire, (ii) the General Partner's expectation of the growth of sales of Duragesic(R) and (iii) the report of Securities Pricing and Research, Inc., an independent appraisal firm ("SPAR"), estimating that the rounded net asset value and fair market value of a Class A Limited Partnership Interest as of December 31, 1996 were $21,200 and $15,900, respectively. None of ADC, ALZA or the Issuer has any affiliation with SPAR, nor does any of them endorse the report prepared by SPAR (the "SPAR Report"). In addition, neither the General Partner nor the Issuer engaged SPAR to prepare the SPAR Report or participated in the preparation of the SPAR Report. The SPAR Report was not related to the Tender Offer and is not related to the Purchase Option.

               Also on November 20, 1997, Pharmaceutical Partners, an affiliate of PharmaInvest, in a letter addressed to ALZA, set forth its views about the Purchase Option and its effects on the Limited Partners, the Issuer, the General Partner and ALZA. In connection with the Issuer's consideration and evaluation of the Tender Offer, ALZA, on December 2, 1997, advised the Issuer of the matters raised in Pharmaceutical Partners' letter to ALZA and informed the Issuer of ALZA's position regarding such matters. A copy of such letter was, with ALZA's permission, included as an exhibit to the Schedule 14D-9 and sent to the holders of the Limited Partnership Interests. On January 16, 1998, PharmaInvest amended its offer by increasing the purchase price of each Class A Limited Partnership Interest from $12,000 to $13,200. In connection with the increase in the purchase price, the General Partner filed an amendment to its Schedule 14D-9 stating that the General Partner continued to express no opinion to the holders of the Class A Limited Partnership Interests and that the General Partner would continue to remain neutral as to whether the Limited Partners should tender or refrain from tendering their Class A Limited Partnership Interests. In addition, the General Partner informed the Limited Partners that in reaching its conclusion with respect to the Tender Offer, the General Partner had taken into account (i) that SPAR had reduced its estimates of the rounded net asset value and fair market value of the Class A Limited Partnership Interests as of December 31, 1996, and (ii) the General Partner's expectation of the growth of sales of Duragesic. On February 2, 1998, PharmaInvest announced that the Tender Offer had expired and that 72 Class A Limited Partnership Interests were tendered in connection with the Tender Offer.

     (b) As described in Section (a)(2) above, in November 1997, PharmaInvest made the Tender Offer. In the last fiscal year, PharmaInvest contacted the General Partner to make it aware of its possible interest in the Issuer as an investment opportunity. PharmaInvest sent letters on July 11 and 17, 1997 continuing to express its interest in the Issuer. In October 1997, PharmaInvest had a conversation with the General Partner reiterating its interest in the Issuer. Following the conversation, PharmaInvest acquired two Class A Limited Partnership Interests, and on October 22, 1997 made a written request to receive a list of names and addresses of Limited Partners (the "List"). PharmaInvest received the List on November 2, 1997 and commenced the Tender Offer on November 20, 1997.

Item 4.  Terms of Transaction.
-----------------------------

     (a) Pursuant to the terms of the Limited Partnership Agreement, ADC has an option to purchase all (but not less than all) of the Limited Partnership Interests (the "Purchase Option"). The exercise price for exercise of the Purchase Option is $120 million less an amount equal to all cash distributed to the Limited Partners by the Issuer (the "Exercise Price"). As of the date hereof, the Exercise Price is $91,176,592.48. The Exercise Price will be allocated among the Limited Partners based on their pro rata contributions. At the
                                          ---------
          closing (the "Closing"), the holders of record of Class A Limited Partnership Interests as of the Closing date will receive $27,216.21 per Class A Limited Partnership Interest (purchased in the original offering for $5,000 each) and the holder of the Class B Limited Partnership Interest will receive $4,084,720.48 for its Class B Limited Partnership Interest. The Exercise Price will be paid by check to each holder of the Limited Partnership Interests.


          In accordance with the terms of the Limited Partnership Agreement, the Limited Partners are not required to take any steps to approve the exercise of the Purchase Option or the consummation of the transactions pursuant to the Purchase Option. Title to the Limited Partnership Interests automatically vests in ADC no later than 30 days after notice of the exercise of the Purchase Option is given to the Limited Partners, upon payment of the Purchase Price for the Limited Partnership Interests. The exact date of Closing will be set forth in the Notice to Limited Partners of the Issuer to be distributed to the Limited Partners.

     (b)  Not applicable.

Item 5.  Plans or Proposals of the Issuer or Affiliate.
------------------------------------------------------

     Exercise of the Purchase Option will result in ADC owning all of the Limited Partnership Interests. Upon purchase of all of the Limited Partnership Interests by ADC, the Issuer will terminate as a limited partnership and the General Partner will take all appropriate and necessary actions to suspend the Issuer's public reporting obligations by filing a Form 15 with the Commission and to wind up the affairs of the Issuer in accordance with California law. ADC will continue as a wholly owned subsidiary of ALZA. Although ALZA and ADC have no specific intentions with respect to the operations of the business of the Issuer following the exercise of the Purchase Option, ALZA and ADC intend to operate the business of the Issuer in a manner best designed, in the judgment of ALZA, to realize the benefit of that business to ALZA and its stockholders.

Item 6.  Source and Amount of Funds or Other Consideration.
----------------------------------------------------------

     (a) In accordance with the terms of the Limited Partnership Agreement, the Exercise Price is $91,176,592.48. ALZA intends to contribute to ADC the amount of cash necessary to exercise the Purchase Option, which contribution ALZA intends to finance with its cash and marketable securities.

     (b) The following tables set forth an estimate (except for the filing fee) of expenses for the transaction:

          Filing fees............................................    $ 18,236
          Accounting fees and expenses...........................       5,000
          Legal fees and expenses................................      25,000
          Printing expenses......................................       3,500
              Total..............................................    $ 51,736

          All of the expenses and fees will be paid by ALZA.

     (c)  Not applicable.

     (d)  Not applicable.

Item 7.  Purposes, Alternatives, Reasons and Effects.
----------------------------------------------------

     (a) The purpose of this transaction is for ALZA, through ADC, to acquire all rights, on an exclusive basis, to the Issuer Products. ALZA believes that it is in the best interests of ALZA and ALZA's stockholders to exercise the Purchase Option at this time. ALZA has worldwide licenses, including the right to sublicense, to make, use and sell Testoderm(R) and Duragesic(R) products. Such licenses are currently exclusive; however, ALZA's exclusive rights with respect to Testoderm(R) and Duragesic(R) would end on July 26, 1998 and December 4, 1998, respectively. Because ALZA's exclusive rights are limited in duration, ALZA believes that exercising the Purchase Option is the most effective and comprehensive method of acquiring continued exclusive rights to Testoderm(R), Duragesic(R) and other Issuer Products. In addition, because ALZA's obligations to pay royalties to the Issuer under the licenses for Testoderm(R) and Duragesic(R) will terminate upon exercise of the Purchase Option, ALZA will benefit by retaining the full royalty received on sales of Duragesic(R) and the full sales margin on Testoderm(R).

     (b) ADC and ALZA did not consider alternative means to accomplish the transaction because of the previously granted Purchase Option.

     (c) The structure of the transaction is in accordance with the terms of the previously granted Purchase Option as set forth in the Limited Partnership Agreement. The transaction is being undertaken at this time because of the timing of the expiration of ALZA's exclusive rights discussed in Item 7(a) above.

     (d) As a result of the transaction described herein, the Issuer will terminate as a limited partnership and the General Partner will take all appropriate and necessary actions to suspend the Issuer's public reporting obligations and to wind up the affairs of the Issuer in accordance with California law. The General Partner will continue as a wholly owned subsidiary of ALZA. For federal income tax purposes the Issuer will be treated as terminating on the date of the transaction and as distributing all of its assets, subject to all of its liabilities, to the General Partner on that date. The Issuer will not have taxable gain or loss as a result of the transaction described herein.

          The transaction described herein will cause each Limited Partner to dispose of its Limited Partnership Interests for consideration equal to such holder's pro rata share of the Exercise Price. The following
                           --------
          discussion sets forth general federal income tax considerations under the Internal Revenue Code (the "Code") for the Limited Partners with respect to cash received by the Limited Partners for the Limited Partnership Interests. This discussion is intended only to provide general information to the Limited Partners that are subject to United States federal income tax; it may not address all relevant federal income tax consequences to such persons or to other categories of the Limited Partners (e.g., foreign persons, dealers in
                            ----
          securities, and persons that are exempt from federal income tax). This discussion is based upon present federal income tax laws and does not attempt to anticipate changes, including changes in tax rates, that may be made under currently pending legislative proposals. This discussion assumes that the Limited Partnership Interests were at all relevant times capital assets of the Limited Partners. This discussion does not address state, local or foreign tax considerations. ALL LIMITED PARTNERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS.

          Except as described below, the holder of a Limited Partnership Interest should generally have a capital gain or loss due to ADC's exercise of the Purchase Option equal to the difference between (i) the amount of cash received and (ii) the holder's basis in the Limited Partnership Interest. A Limited Partner's basis in a Limited Partnership Interest is the Limited Partner's initial purchase price decreased by any partnership deductions taken by the Limited Partner and any cash distributed by the Issuer to the Limited Partner and increased by the Limited Partner's share of the Issuer's income. Under current law, capital gain or loss will be: (a) long-term if the Limited Partnership Interest has been held at least 18 months at the time the Purchase Option is exercised, (b) mid-term if the holding period is more than one year but less than (or equal to) 18 months, and (c) short term if the holding period is a year or less. Under
          Section 751 of the Code, the difference between the portion of the cash received by the holder that is attributable to "unrealized receivables" and "inventory" of the Issuer (together, "Section 751 Property") over the portion of the holder's adjusted tax basis in the Limited Partnership Interest allocable to Section 751 Property will be treated as ordinary income or loss, rather than capital gain or loss. Although this conclusion is not entirely free from doubt, ADC believes that the only "unrealized receivables" of the Issuer should be the amount, if any, of accrued, but unpaid royalties under ALZA's licenses to Duragesic(R) and Testoderm(R). Treasury regulations require each person who transfers an interest in a partnership possessing Section 751 Property to file a statement with such person's tax return reporting the transfer and certain other information relating thereto. Limitations may apply to deduction of capital loss.

          To the extent that any holder of a Limited Partnership Interest has not provided an appropriate taxpayer identification number on IRS Form W-9 or a substitute therefor, the holder may be subject to backup withholding by ALZA or ADC.

     (e) The Purchase Price will be amortized by ALZA over a number of years.

Item 8.  Fairness of the Transaction.
------------------------------------

     (a) Each of ADC and ALZA reasonably believes that the transaction reported herein is fair to the Limited Partners. None of ALZA's or the General Partner's directors dissented to or abstained from voting on such transaction.

     (b) Each of ADC and ALZA has based its respective belief that the transaction is fair to the holders of the Limited Partnership Interests on the fact that the Limited Partners were fully aware of the Purchase Option, which was an essential economic term of the Limited Partnership Interests, when they purchased their Limited Partnership Interests. The prospectus, pursuant to which the Limited Partnership Interests were offered and sold, fully described the Purchase Option. The Purchase Option, which is contained in the Limited Partnership Agreement, was also publicly filed with the Commission. The Limited Partners were also advised of the Purchase Option in each Form 10-K and each recent Form 10-Q public filing made by the Issuer with the Commission. In addition, the Limited Partners were reminded of the Purchase Option in connection with the Tender Offer and in evaluating whether or not to tender their Limited Partnership Interests in the Tender Offer. Accordingly, the Purchase Option was present in the initial public sale, was disseminated in the Issuer's charter documents and was discussed in the Issuer's periodic filings. As a result, every Limited Partner received substantial notice as to the terms of the Purchase Option prior to making any investment decision with respect to the Limited Partnership Interests. In addition, in its most recent filings the Issuer has indicated that ALZA's exclusive rights with respect to Duragesic(R) and Testoderm(R) would expire soon and that such expiration could lead to the exercise of the Purchase Option. In connection with its decision whether to exercise the Purchase Option, ALZA commissioned Frost & Sullivan, an independent market research firm ("Frost & Sullivan"), to prepare a market research report (the "Report") of revenue forecasts for Duragesic(R) (see Item 9 below). ALZA took into account the information contained in the Report in deciding whether the exercise of the Purchase Option was in the best interests of ALZA and ALZA's stockholders; however, because the Report did not assess the fairness of the exercise price of the Purchase Option, neither ALZA nor ADC considers that the Report is relevant with respect to the fairness of the transaction to the Limited Partners.

     (c) The exercise of the Purchase Option and the consummation of the transactions thereunder do not require approval of the Limited Partners.

     (d) No director of ALZA or the General Partner has retained an unaffiliated representative to act solely on behalf of the Limited Partners. As a limited partnership, the Issuer does not have any directors. Each director of the General Partner is an officer of the General Partner and an employee and officer or vice-president of ALZA.

     (e)  See Item 8(d) above.

     (f) On November 20, 1997, PharmaInvest made the Tender Offer. For further information with respect to the Tender Offer see Item 3(a)(2) above.

Item 9.  Reports, Opinions, Appraisals and Certain Negotiations.
---------------------------------------------------------------

     (a)  In February of 1998, ALZA engaged Frost & Sullivan to prepare the
          Report.

     (b) ALZA engaged Frost & Sullivan to prepare the Report because of Frost & Sullivan's expertise with respect to analyzing sales and marketing information and trends of product sales in the pharmaceutical industry. Prior to engaging Frost & Sullivan, ALZA contacted several other market research firms, but chose Frost & Sullivan because of its availability and experience. ALZA has engaged Frost & Sullivan for other market research engagements from time to time and has paid normal service fees in connection with such engagements. The objectives of the Report were to (i) assess the revenue potential for Duragesic(R) during the period from 1997 to 2006, (ii) analyze the market opportunity for the same period, (iii) identify key competitive factors in the current and future market environment and (iv) identify key drivers of and restraints to market growth. After research using both primary and secondary sources, the key findings provided by the Report were (a) if a second transdermal product does not emerge on the market, Duragesic(R) is expected to continue to experience substantial growth throughout the forecast period due to an increased penetration into an expanding market, increased pricing and increased acceptance in key foreign markets, and (b) if a second transdermal product emerges on the market, in order to be competitive, a competitor would need to undercut the price of Duragesic(R).

     (c) A copy of the Report is available for inspection and copying at the principal executive offices of ALZA during its regular business hours by any interested Limited Partner or his or her representative who has been so designated in writing. A copy of the Report will be transmitted by ALZA to any interested Limited Partner or his or her representative who has been so designated in writing upon written request and at the expense of the requesting Limited Partner. A copy of the Report is also attached hereto as Exhibit (b).

Item 10.  Interest in Securities of the Issuer.
----------------------------------------------

     (a) None of ADC, ALZA or any of their respective directors or officers own any Limited Partnership Interests. ALZA is the sole shareholder of the General Partner and each officer and director of the General Partner is an employee and officer or vice-president of ALZA. As described in this Statement, the General Partner may at any time, pursuant to the Purchase Option, purchase all of the outstanding Limited Partnership Interests.

     (b)  None.

Item 11. Contracts, Arrangements or Understandings With Respect to the Issuer's
-------------------------------------------------------------------------------
         Securities.
         ----------

     Article Seven of the Limited Partnership Agreement grants ADC the Purchase Option. The Purchase Option states that ADC may purchase all (but not less than all) of the issued and outstanding Limited Partnership Interests at any time after January 1, 1987 and prior to dissolution of the Issuer. ADC may exercise the Purchase Option by mailing a notice of exercise to the Limited Partners.

Item 12.  Present Intention and Recommendation of Certain Persons With Regard
-----------------------------------------------------------------------------
          to the Transaction.
          ------------------

     (a)  Not applicable.

     (b)  Not applicable.

Item 13.  Other Provisions of the Transaction.
---------------------------------------------

     (a) Appraisal rights are not afforded under applicable law in respect of the exercise of the Purchase Option and none will be afforded. Neither ALZA nor the General Partner is aware of any rights available to objecting holders of the Limited Partnership Interests under applicable law.

     (b) None of ALZA, the General Partner or Issuer is aware of any grant of access to unaffiliated security holders to the corporate files of the Issuer or the appointment of counsel or appraisal services for unaffiliated security holders at the expense of the Issuer.

     (c)  Not applicable.

Item 14.  Financial Information.
-------------------------------

     (a)  The Issuer's financial data is attached to this Statement as Exhibits
          (g)(1), (g)(2) and (g)(3). The Issuer has no material fixed charges for the two most recent fiscal years and the appropriate interim period. Book value per Class A Limited Partnership Interest at December 31, 1997 was $25.58 and at March 31, 1998 was $23.13. Book value per Class B Limited Partnership Interest at December 31, 1997 was $8,864 and at March 31, 1998 was $8,500. Book value per General Partner interest at December 31, 1997 was $900 and at March 31, 1998 was $849.

     (b)  The Issuer does not believe the pro forma disclosure required by this
          Item 14(b) is applicable because the Issuer would terminate upon giving effect to the transaction contemplated by this Schedule 13E-3.

Item 15.  Persons and Assets Employed, Retained or Utilized.
-----------------------------------------------------------

     (a)  Not applicable.

     (b)  None.

Item 16.  Additional Information.
--------------------------------

     Not applicable.

Item 17.  Material to be filed as Exhibits.
------------------------------------------

     (a)  Not applicable.

     (b) Frost & Sullivan Report, "A Market Opportunity Assessment for the Duragesic Transdermal Patch", dated March 2, 1998.

     (c)  Agreement of Limited Partnership dated December 30, 1982./(1)/

     (d) Form of Notice to the Holders of Limited Partnership Interests of ALZA TTS Research Partners, Ltd., advising the Limited Partners of the exercise of the Purchase Option.

     (e)    Not applicable.

     (f)    Not applicable.

     (g)(1) Financial Statements extracted from the Issuer's Form 10-Q for the quarterly period ended March 31, 1998./(2)/

     (g)(2) Financial Statements and Additional Information extracted from the Issuer's Form 10-K for the year ended December 31, 1997./(3)/

     (g)(3) Financial Statements and Additional Information extracted from the Issuer's Form 10-K for the year ended December 31, 1996./(4)/

     _____________

     /(1)/ Incorporated herein by reference to Exhibit 4.1 of the Issuer's Form 10-K for the year ended December 31, 1996.

     /(2)/ Incorporated herein by reference to the Issuer's Form 10-Q for the quarter ended March 31, 1998.

     /(3)/ Incorporated herein by reference to the Issuer's Form 10-K for the year ended December 31, 1997.

     /(4)/ Incorporated herein by reference to the Issuer's Form 10-K for the year ended December 31, 1996.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                              ALZA CORPORATION



                              By: /s/ Bruce C. Cozadd
                                 ----------------------------------------
                                 Bruce C. Cozadd, Senior Vice President
                                 and Chief Financial Officer



                              ALZA DEVELOPMENT CORPORATION



                              By: /s/ David R. Hoffmann
                                 ----------------------------------------
                                 David R. Hoffmann, President
                                 and Chief Financial Officer